FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

March 31, 2009

ITEM 3   News Release:

A news release was issued on March 31, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED released its reserve report at December 31, 2008 and information under National Instrument 51-101, which is materially reduced from December 31, 2007, and also made a default announcement under National Policy 12-203 that its audited financial statements for the fiscal year and fourth quarter ended December 31, 2008 will not be filed on time.

ITEM 5   Full Description of Material Change:

JED announced that it has received a report of its oil and gas reserves and estimated net present value at December 31, 2008 from AJM Petroleum Consultants of Calgary, Alberta.  The report’s estimates are materially lower than the same estimates at December 31, 2007.  The news release reproduced the table of reconciliation, utilizing forecast prices and costs, to show the specific reductions.

JED also made a default announcement under section 4.3 of National Policy 12-203, which came into effect September 1, 2008, and replaces previous policies under which provincial Securities Commission could grant extensions to filing deadlines, announcing that its audited annual financial statements, including the notes thereto, management’s discussion and analysis and the report of the auditors thereon, for the fiscal year and fourth quarter ended December 31, 2008, will be delayed passed the filing deadline of March 31, 2009.  The reason for the default is JED’s status of protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and consequently the currently unknown status of JED’s continued operations.  Whether or not JED will be able to continue as an operating company is currently unknown and has a material impact on the contents of the financial statements.

JED previously announced that its financial results for the third quarter ended September 30, 2008 would be filed late, and it has been filing bi-weekly default status reports, in the form of news releases, containing any material changes to the information in the default releases; all actions taken by JED to remedy the default; particulars of any failure by JED to fulfill these provisions; any subsequent defaults of JED requiring a default announcement; and, any other material information concerning the affairs of JED not previously disclosed.  JED intends to issue the eleventh default status report on Wednesday, April 8, 2009.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on March 31, 2009.